NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Dominion Energy, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

 Dominion Energy [NYSE:D]: Greater Independent Oversight in the Form of an Independent Chair is Warranted Due to Board Composition and the Qualifications and Outside Connections of Board Members in Key Leadership Positions

In this time of unprecedented transformation in the electric utility industry, Dominion Energy, Inc.’s (“Dominion’s”) long-term prospects depend on robust independent oversight. The presence of underqualified directors with connections to one another and to the Chair/CEO casts doubt on the board’s ability to provide such oversight. At the upcoming annual general meeting, Dominion shareholders have the opportunity to vote for a proposal that would enhance oversight through independent board leadership.

We recommend that shareholders support the proposal for an independent chair (Proposal 5):

●	Independent board chairs can strengthen board oversight of management and improve corporate accountability. This structure is increasingly common, with the proportion of S&P 1500 companies with an independent chair growing from 20 percent in 2008 to 35 percent in 2017.[1] Proxy advisor Institutional Shareholder Services (ISS) has recommended Dominion shareholders support this proposal, citing Dominion’s lackluster shareholder returns.[2]

In addition, shareholders should support this proposal because the current board composition, as well as directors’ qualifications and outside connections, raise questions about whether the board is currently capable of providing necessary oversight.

●	The four longest serving directors other than Chair/CEO Thomas Farrell control key leadership positions on the board: Each serves as chair of a committee, and together they comprise the Compensation, Governance and Nominating Committee. The directors are John Harris (Lead Director and Chair of the Compensation, Governance and Nominating Committee), Helen Dragas (Chair of the Sustainability and Corporate Responsibility Committee), Mark Kington (Chair of the Finance and Risk Oversight Committee), and Robert Spilman (Chair of the Audit Committee).

●	Two of those four committee chairs, Dragas and Kington, have no outside experience serving in board or executive leadership of publicly-traded companies. Harris’ only recent (prior 10 years) public company experience is service on the board of a fossil fuel company, Piedmont Gas. Along with Dominion, Piedmont Gas is a part-owner of the controversial Atlantic Coast Pipeline joint venture LLC, the economic viability of which could be threatened by a shift away from fossil fuels. Spilman’s executive leadership is at a furniture company with a market capitalization approximately 0.3% the size of Dominion’s.

●	These and other directors also have a number of outside connections and board interlocks with one another and the Chair/CEO Thomas Farrell, including:

○	Dragas and Kington served together on the University of Virginia (UVA) Board of Visitors as Rector (equivalent to board chair) and Vice-Rector, respectively, their terms overlapping with Farrell’s service on the same governing board. The failed attempt to remove UVA’s President during the time Dragas and Kington led the board demonstrated questionable judgment, provoked widespread criticism and led to Kington’s resignation.

○	Farrell and Kington served together as trustees of the Colonial Williamsburg Foundation, to which Dominion recently made a $1.4 million donation. Kington remains a trustee.

Dominion faces unprecedented challenges and opportunities due to climate change, but its targets fall short of investor demands and its current strategy and activities are generating controversy and risk

Dominion is one of the largest US investor-owned utilities by generation and a significant contributor to greenhouse gas emissions.3 The Company’s long-term prospects depend on its ability to rapidly transform its business model in response to the disruptions and decarbonization policy imperatives caused by climate change. The US energy policy landscape is shifting significantly, as states are adopting ambitious targets for complete decarbonization of electricity within their jurisdictions.4 The falling costs of renewable energy sources and systems are rapidly upending fundamental assumptions underlying utility investments in fossil fuel-based infrastructure,5 and corporate customers are increasingly demanding power generated from only renewable sources, at times going around electric utilities to obtain clean power directly.6

Utilities that fail to adjust capital expenditures to this new reality risk investing in long-lived capital assets that will be uneconomic to operate and may be unable to pass on costs associated with those investments to ratepayers. In addition to these substantial business risks, utilities and their investors face further danger from the devastating effects changing environmental conditions can have on electric utility infrastructure.7

At the same time, electric utilities have much to gain from the economy-wide transition away from fossil fuels. Electrification can support transformation of other sectors, such as transportation, boosting demand for electric power. More capital intensive renewable generation can support higher earnings growth, as regulated utilities generally can earn a rate of return on capital investments but not fuel and other operating costs.8

In early 2019, Dominion set a long-term target of reducing its carbon emissions by 80 percent by 2050 from 2005 levels.9 This target falls short of that demanded by investors representing $1.8 trillion in assets under management, which called on U.S. investor-owned utilities to commit to achieving net-zero carbon emissions by 2050.10 In fact, according to research from the Energy and Policy Institute, Dominion’s announced targets actually represent a significant slowdown of its decarbonization rate, with a targeted reduction of only 1 percent per year between now and 2030.11 Moreover, Dominion does not explain how its new target is in line with the goals of the Paris Agreement of limiting warming to well below 2˚C and aiming for 1.5˚C, in accordance with requests made by the Climate Action 100+, a coalition of investors representing $33 trillion in assets under management.12 Dominion has published no roadmap detailing how it would achieve its stated emissions reductions, though its plans submitted to regulators include building between four and seven gas generation plants.13

Indeed, Dominion’s progress in reducing carbon emissions to date has relied almost entirely on switching from coal to gas fired generation, and only four percent of the Company’s generation were from renewable sources in 2017 (the most recent figures provided by the company in its 2019 investor day presentation).14 Dominion’s investment plans and corporate strategy have generated public controversy and risk political backlash in a critical market. The Company’s commitment to natural gas infrastructure is driving increases in policy and regulatory risk, reputational risk, and competitive risks.

For example, Dominion has come under extended community criticism related to the Atlantic Coast Pipeline (ACP). Concerns about the environmental impact of the construction and the need for additional gas capacity in the affected states have led to multiple legal challenges against the ACP.15 Originally estimated to cost $6.0-6.5 billion, challenges to various permits have increased the cost of the ACP to $7.0-7.5 billion, and the project is now unlikely to be in-service until late 2020.16

The siting of the Union Hill-Atlantic Coast Pipeline compressor has been particularly controversial, with worries that the compressor will impose disproportionate harm from toxic air pollution on communities of color in Union Hill, Virginia.17 Concerns about controversial projects like the ACP, and a growing unease regarding Dominion’s influence in state politics, led 13 newly-elected members of the Virginia General Assembly to refuse donations from Dominion in 2017.18 According to Activate Virginia, the organization promoting the pledge, 15 sitting House of Delegates members have pledged to refuse Dominion’s donations, as have two sitting members of the U.S. House of Representatives. Twenty-five non-incumbent candidates for the Virginia Senate and 45 candidates for the VA House of Delegates in 2019 have done the same.19

The overreliance on building new gas infrastructure creates risks that these assets will become stranded in a carbon constrained future. Dominion appears not to have published any report in which it assesses whether the investment case for the ACP has been stress-tested against a future in which use of gas as a fuel is rapidly phased out as part of a transition to net-zero carbon emissions. Indeed, the Company’s most recent Climate Report, issued in November 2018, claims that pipeline capacity, in particular the ACP, will remain central to Dominion’s plans even in a world with significantly greater reliance on renewable energy.20 Analysts at the Institute for Energy Economics and Financial Analysis (IEEFA) have warned that “The biggest threat to the project’s profitability may come if and when the project is ever completed. The demand outlook for gas has changed dramatically since the project’s inception and much of the project’s original justification has evaporated. Indications are that the project’s affiliated utility customers may struggle to convince state regulators to pass the full cost of pipeline transportation agreements through to utility customers.”21

Given these key risks and challenges facing Dominion, independent oversight is crucial. We believe that an independent chair would strengthen the board’s ability to provide such oversight.

The board’s composition and the qualifications and outside connections of board members in key leadership positions call into question whether the board is well-positioned to provide independent oversight

Dominion’s board is currently dominated by a group of long-tenured members who hold all the board leadership positions and thus are more central to the functioning of the board than its other members. The directors are John Harris (Lead Director and Chair of the Compensation, Governance and Nominating Committee), Helen Dragas (Chair of the Sustainability and Corporate Responsibility Committee), Mark Kington (Chair of the Finance and Risk Oversight Committee), and Robert Spilman (Chair of the Audit Committee). The four comprise the full membership of the Compensation, Governance and Nominating Committee.

Table: Dominion board members by tenure; committee chairmanships; memberships22

Director	Tenure (years)	Committee Chairs	Committee Members
John W. Harris (Lead Director)	20	CGN
Thomas F. Farrell (Chair, CEO)	14
Mark J. Kington	14	FROC	CGN
Robert H. Spilman, Jr.	10	Audit	CGN
Helen E. Dragas	9	SCR	CGN
Michael E. Szymanczyk	7		Audit; FROC
James O. Ellis, Jr.	6		FROC; SCR
Pamela J. Royal MD	6		Audit; SCR
Ronald W. Jibson	3		FROC; SCR
Joseph M. Rigby	2		Audit; SCR
Susan Story	2		Audit; FROC
D. Maybank Hagood	0
James A. Bennett	0

CGN: Compensation Governance & Nominating; FROC: Finance & Risk Oversight; SCR: Sustainability & Corporate Responsibility

These directors have limited experience with large, publicly-traded companies like Dominion:

●	John Harris is the longest-serving Dominion board member, having served since 1999. His 2019 proxy statement biography states that he has relevant “capital markets experience through his current and past service as a chief executive officer.” However, the biography also describes an executive career devoted entirely to closely held real estate companies, with no public company executive experience. Moreover, his prior board service is not well-suited to the transformational challenges facing Dominion and the electric utility sector in general. His only recent (prior 10 years) public company experience is service on the board of a fossil fuel company, Piedmont Gas.[23] Along with Dominion, Piedmont Gas is a part-owner of the controversial Atlantic Coast Pipeline joint venture LLC. Piedmont Gas is now a wholly-owned subsidiary of Duke Energy, also a part-owner of the Atlantic Coast Pipeline JV.[24] He also served on the board of a British commercial real estate management and outsourcing company that was delisted from the FTSE 250 after losing over 90% of its share value in 2009 and subsequently converted to a privately held company. He served on the board of US Airways from 1991-1999, prior to that company’s 2002 bankruptcy.[25]

●	Mark Kington has served on the Dominion Board since 2005. The proxy statement details Kington’s involvement with various private investment, communications and information technology firms. It identifies no experience in the energy industry outside his service at Dominion, and no other service on any publicly-traded company boards. Kington’s troubled stint as Vice Rector of the UVA Board of Visitors is discussed below.

●	Robert Spilman was elected to the Board in 2005. His entire executive experience, as reported in Dominion’s proxy statement, has been in the furniture business; reported board experience is limited to his own company, Bassett Furniture, and the Harris Teeter grocery chain. Bassett Furniture [NASDAQ: BSET] currently has a market capitalization of $177.5 million, less than 0.3% of Dominion’s market capitalization of $61.2 billion.[26] At the time of Spilman’s board service, Harris Teeter was a small, regional, supermarket chain that was sold to Kroger in 2013 for $2.5 billion.[27]

●	Helen Dragas has served on the Dominion board since 2010. She joined the board after serving with Farrell on the UVA Board of Visitors. Her business career has been devoted entirely to a closely-held real estate company. Dragas’ proxy statement biography stresses her extensive experience as an appointee on the boards of various public entities, including UVA, where her tenure as Rector was marked by controversy (as discussed below). However, her proxy biography details no executive or board positions at any for-profit, publicly-traded companies.

Several directors also have a number of outside connections and board interlocks with one another and the Chair/CEO Thomas Farrell. These types of connections can impact directors’ independence, which is critical to a properly functioning board. While independence standards typically include only financial and familial ties, social ties can also affect board performance. One study found that firms with higher outside social ties award higher executive compensation, have lower pay-performance sensitivity, and have lower CEO turnover following poor performance.28 For that reason, standards such as those published by the Council of Institutional Investors include outside ties and relationships through both for-profit and non-profit organizations as factors in defining the independence of directors.29

In addition, financial relationships between Dominion and the non-profit and educational organizations with which directors have relationships can erode the independence of board members. For example, the New York City Retirement Systems’ corporate governance principles state that an individual is not independent if she “[i]s, or in the past five years has been . . . an employee or director of a foundation, university or other non-profit organization that receives significant grants or endowments from the corporation, one of its affiliates or its executive officers or has been a direct beneficiary of any donations to such an organization.”30

●	Dragas, Kington, and Farrell have all served overlapping terms on the UVA Board of Visitors over the past 14 years.[31]

○	Both Dragas and Farrell are former Rectors (equivalent to board chair) of the UVA Board of Visitors, with Farrell serving in that role from 2005-2007 and Dragas from 2011-2013. Farrell served a total of eight years on the Board of Visitors.[32] Kington served alongside Dragas as Vice-Rector.

○	During Kington and Dragas’s tenure on the Board of Visitors, Farrell remained closely involved, serving as chair of a Commission on Higher Education Reform created in 2011.[33] Kington joined the Dominion board in 2005, the same year that Farrell was appointed CEO. At the time of Kington’s election to the Dominion board, he and Farrell had already served together for three years on the UVA Board of Visitors. Dragas joined the Dominion board in 2010, two years after she joined Farrell on the UVA Board.

●	Dragas and Kingston’s actions during their UVA leadership tenure demonstrated questionable judgment, provoked widespread criticism and led to Kington’s resignation. In 2012, Dragas led a failed battle to remove UVA President Teresa Sullivan. Dragas and Kington confronted Sullivan with a demand to resign, declaring that they had enough votes to fire her.[34] Sullivan tendered her resignation, but was reinstated later the same month, amidst widespread criticism of Dragas by faculty,[35] alumni,[36] and in the news media. Before Sullivan’s reinstatement, the Faculty Senate voted no confidence in Dragas and Kington, and called for their resignations; Kington resigned shortly thereafter.[37] In the aftermath of this dispute, Dragas was widely condemned for her role in the controversy. For example, the Lynchburg VA News & Advance stated:

The scandal at the University of Virginia over the attempted firing of President Teresa Sullivan by Rector Helen Dragas is a scandal that never should have happened… The board Dragas led – and we use that term lightly – is the very definition of dysfunctional… [Governor] McDonnell should replace the lot of them, starting with Dragas.38

●	Kington and Farrell have served together on the Colonial Williamsburg Foundation board.[39]

○	Farrell joined the board in 2009 and served as Chairman from 2011 to 2015. Kington joined the Board in 2010.[40] Kington still serves as a trustee, and Farrell served as Chairman Emeritus until January of this year.[41]

○	In April 2019, it was announced that Dominion awarded a grant of $1.4 million to fund major renovations at two museums run by the Colonial Williamsburg Foundation.[42] In 2018, the Dominion Energy Charitable Foundation had donated $150,000 to the Colonial Williamsburg Foundation.[43]

Given the concerns outlined above, investors should support the proposal for an independent chair (proposal 5). Investors should further evaluate whether the current occupants of critical committee leadership positions have the appropriate qualifications to serve in those roles.

1 https://www.issgovernance.com/file/publications/board-accountability-practices-review-2018.pdf, p.10

2 ISS Proxy Analysis & Benchmark Policy Voting Recommendations, Dominion Energy, Inc., 2019

3 CERES Investor Network on Climate Risk and Sustainability, Benchmarking Air Emissions of the 100 Largest Electric Power Producers in the US, June 2018, https://www.ceres.org/AirBenchmarking2018

4 https://news.bloombergenvironment.com/environment-and-energy/all-clean-power-goals-trending-among-climate-wary-states

5 https://www.forbes.com/sites/dominicdudley/2018/01/13/renewable-energy-cost-effective-fossil-fuels-2020/#17ea250e4ff2

6 https://www.tdworld.com/renewables/more-large-corporations-go-green-utilities-are-feeling-loss

7 https://www.wsj.com/articles/pg-e-wildfires-and-the-first-climate-change-bankruptcy-11547820006

8 See https://www.climatemajority.us/s/net-zero-report-rdba.pdf for a more comprehensive discussion of these risks and opportunities.

9 https://s2.q4cdn.com/510812146/files/doc_presentations/2019/03/2019-03-25-DE-IR-investor-meeting-ESG-session-vTCII.pdf , p.23

10 https://static1.squarespace.com/static/5c33155fec4eb7e2b8479aeb/t/5c7b27fe1905f410f3f05b2b/1551575039677/Utilities+NetZero+2050+Institutional+Investor+Statement+28Feb2019.pdf

11 https://www.energyandpolicy.org/dominion-carbon-reduction-slowdown/

12 Climate Action 100+, http://www.climateaction100.org/

13 https://www.energyandpolicy.org/dominion-carbon-reduction-slowdown/

14 https://s2.q4cdn.com/510812146/files/doc_presentations/2019/03/2019-03-25-DE-IR-investor-meeting-general-session-vTC-website-version.pdf , p.93

15 https://www.southernenvironment.org/cases-and-projects/proposed-natural-gas-pipeline-threatens-scenic-western-virginia

16 https://www.utilitydive.com/news/atlantic-coast-pipeline-delayed-to-2020-dominion-adds-1b-to-cost-estimate/547458/

17 https://www.washingtonpost.com/local/virginia-politics/al-gore-civil-rights-leader-william-barber-call-on-northam-to-seek-forgiveness-through-action/2019/02/20/13c85666-347a-11e9-854a-7a14d7fec96a_story.html?utm_term=.0e72e71757df

18 https://www.richmond.com/news/virginia/government-politics/thirteen-candidates-who-refused-dominion-money-win-seats-in-general/article_4b0821c1-8a19-5e35-bdc8-919fcae45a0b.html

19 https://www.activatevirginia.org/pledge

20 https://www.dominionenergy.com/library/domcom/media/community/environment/reports-performance/2018-dominion-energy-climate-report.pdf?la=en&modified=20190214190212 , p.7

21 http://priceofoil.org/content/uploads/2019/01/IEEFA-OCI-No-Need-For-Atlantic-Coast-Pipeline_January-2019-Final.pdf

22 Dominion Energy 2019 Proxy, https://s2.q4cdn.com/510812146/files/doc_downloads/annual_meeting/2019/2019-Proxy-Statement.pdf, p.7

23 2019 Dominion Proxy, p. 11.

24 https://atlanticcoastpipeline.com/about/default.aspx

25 https://www.sec.gov/Archives/edgar/data/701345/0000950109-98-002370.txt

26 https://finance.yahoo.com/quote/BSET?p=BSET&.tsrc=fin-srch , BSET and D market capitalization as of April 25, 2019

27 https://progressivegrocer.com/kroger-completes-merger-harris-teeter; https://www.cnbc.com/id/100872312

28 https://poseidon01.ssrn.com/delivery.php?ID=77202912708902009812508001410210602912708800605

4089053094029111111098116030095073027041060048030012023098002120068084079013072033006063021080091089071026118126065051046015097082106105121072002107093067102103095011019091066007003029088123025096114020&EXT=pdf

29 https://comptroller.nyc.gov/wp-content/uploads/documents/NYCRS-Corporate-Governance-Principles-and-Proxy-Voting-Guidelines_April-2016-Revised-April-2017.pdf, See Appendix

30 https://www.sec.gov/Archives/edgar/data/884541/000121465919002739/c416190px14a6g.htm, p. 7

31https://globalhighered.files.wordpress.com/2012/06/bov-manual-revised-2012.pdf

32 https://news.virginia.edu/content/rector-president-unveil-bicentennial-commission-rotunda

33 https://www.richmond.com/archive/dominion-s-farrell-among-appointees-to-vcu-board/article_bcb105e7-266b-5852-8100-0e976ec76200.html

34 https://www.dailyprogress.com/news/timeline-of-sullivan-s-ouster-and-return/article_3c0380b2-8725-5b1e-9529-7da8a0d0fc7e.html

35 Washington Post, 7/1/12.

36 Charlottesvile Daily Progress, 8/9/12, via Lexis Nexis.

37 https://www.nytimes.com/2012/06/21/education/university-of-virginia-vice-rector-and-a-prominent-professor-resign.html

38 News & Advance, 6/28/12, via Lexis Nexis.

39 Colonial Williamsburg Foundation Form 990s, accessed at guidestar.org.

40 https://www.history.org/Foundation/Annualrpt15/CWF_2015_Annual_Report.pdf , Colonial Williamsburg Foundation Form 990s, accessed at https://projects.propublica.org/nonprofits/organizations/540505888

41 https://www.history.org/Foundation/board.cfm

42 https://wydaily.com/local-news/2019/04/16/colonial-williamsburg-gets-1-4-million-grant-from-dominion-energy/

43 http://www.virginiabusiness.com/reports/article/donations-by-companies-and-corporate-foundations-2018